RECEIVED
2004 DEC 29 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARL ZEISS MEDITEC

[redacted]

04054158

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

SUPPL

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/Mtr

Date: 2004-12-10

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Ad hoc press release	2004-12-10

Best regards,

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Carl Zeiss Meditec AG
i. V.

i. A.

Jens Brajer
Director Investor Relations

Mandy Treffer
Assistant Investor Relations

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG: Expansion of the Management Board
(ad hoc)

(Jena, 10 December 2004) Carl Zeiss Meditec AG, the medical solutions provider listed in the Prime Standard at the Deutsche Börse (ISIN: DE00531370), today announced that at its meeting of yesterday's date the company's Supervisory Board appointed James L. Taylor to the Management Board. Mr Taylor can look back on over 20 years of successful management experience with international medical technology companies and has presided over Carl Zeiss Meditec AG's subsidiary in the USA since 2001. In future he will be responsible in the Management Board for Marketing, Research and Development.

The expansion of the Management Board reflects the solution provider's global position in the field of ophthalmology and its international growth targets.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com